QUARTZ MOUNTAIN RESOURCES LTD.

Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Quartz Mountain Resources Ltd. (the “Corporation”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis (“MD&A”) to a person or company that owns common shares of the Corporation and that requests them. If you wish to receive the Company’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the return form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation at the following address:

QUARTZ MOUNTAIN RESOURCES LTD.
Ste. 1500-1040 West Georgia Street
Vancouver, BC V6E 4H1
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1 800 667-2114

The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. Notwithstanding the fact that you may have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return the Return Form to the Corporation.

Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive

(i)         interim financial statements and MD&A which the Corporation may send to securityholders in 2015 and any other period prior to the Corporation sending a new request form in 2016 and/or

(ii)        annual financial statements and MD&A for the fiscal year ending July 31, 2014. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

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(COMPLETE AND RETURN THIS FORM)

RETURN FORM

QUARTZ MOUNTAIN RESOURCES LTD. (the “Corporation”)

If you would like to receive quarterly financials by email, please provide us with your email address: _________________________________________________________

(Please mark the appropriate box with an “X”)

Registered Holder

[ ]	The undersigned is a registered holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended July 31, 2014 and the MD&A for such statements	[ ]

(b)

hereby requests that the undersigned be sent a copy of the Interim Financial Statements and the MD&A for such statements for all fiscal quarters ending in 2015 and any subsequent quarters before a new Return Form is sent by the Corporation

[ ]

Non-Registered Holder

[ ]	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended July 31, 2014 and the MD&A for such statements	[ ]

(b)

hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all fiscal quarters in 2015 and any subsequent quarters before a new Return Form is sent by the Corporation

[ ]

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:
(please print)
Address:

Postal/Zip Code

Signature:	___________________________________________ Date: ___________________________

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.

Please indicate below if you would like to receive Quartz Mountain Resources Ltd. news releases by either one of the following methods:

News Releases: [ ] Email ________________________________	[ ] Fax ________________________
Email address	Fax Number

OR

To receive electronic copies of Financial Statements and MD&A for Quartz Mountain Resources Ltd., please visit our website and subscribe to our email distribution list.
www. quartzmountainresources.com